UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)1

Superior Drilling Products, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

868153107
(CUSIP Number)

JEFFREY E. EBERWEIN
STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2023
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,183,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,183,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,183,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,183,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,433,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,433,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,433,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 868153107

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,748
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,183,748
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 6 ("Amendment No. 7") to the Schedule 13D filed by the undersigned on September 9, 2022 (as previously amended, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,183,748 Shares beneficially owned by Star Equity Fund is approximately $1,193,842, excluding brokerage commissions. The aggregate purchase price of the 2,250,000 Shares directly owned by Mr. Eberwein is approximately $2,148,304, excluding brokerage commissions.

CUSIP No. 868153107
Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:
On May 9, 2023, Star Equity Fund issued a press release including an open letter to the board of directors of the Issuer (the "Board). In the letter, Star Equity Fund called on the Board to effectuate, or at least put up for a shareholder vote, a number of matters, including but not limited to whether the Board should hire a financial advisor and conduct a strategic review, and should declassify the Board. Star Equity Fund also discussed its concerns with the Issuer's corporate governance and the three independent Board members: James R. Lines, Robert Iverson, and Micheal V. Ronca. Star Equity Fund further announced its intention to vote "withhold" with respect to Robert Iverson at the Issuer's 2023 annual meeting of stockholders. A copy of the press release is attached hereto as exhibit 99.8 and is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer.

Item f(a)-© are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 29,245,080 Shares outstanding as of March 15, 2023, which is the total number of Shares reported outstanding in the Issuer’s Annual Report on Form 10K, filed with the Securities and Exchange Commission on March 16, 2023.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 1,183,748 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 4.05%
(b)    1. Sole power to vote or direct vote: 1,183,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,183,748
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.    Star Equity Fund
(a)    As of the close of business on May 9, 2023, Star Equity Fund beneficially owned 1,183,748 Shares.
Percentage: Approximately 4.05%
(b)    1. Sole power to vote or direct vote: 1,183,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,183,748
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 868153107
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 1,183,748 Shares owned by Star Equity Fund.
Percentage: Approximately 4.05%
(b)    1. Sole power to vote or direct vote: 1,183,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,183,748
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 1,183,748 Shares owned by Star Equity Fund.
Percentage: Approximately 4.05%
(b)    1. Sole power to vote or direct vote: 1,183,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,183,748
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Investment Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.    Mr. Eberwein
(a)    As of close of business May 9, 2023, Mr. Eberwein, directly owned 2,250,000 Shares of common stock. Additionally, as the manager of Star Equity GP and Star Equity Management, Mr. Eberwein may be deemed the beneficial owner of the 1,183,748 Shares owned by Star Equity Fund. Accordingly, Mr. Eberwein may be deemed the beneficial owner of 3,433,748 Shares of common stock.
Percentage: Approximately 11.74%
(b)    1. Sole power to vote or direct vote: 3,433,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,433,748
4. Shared power to dispose or direct the disposition: 0
(c)    The transactions in the Shares by Mr. Eberwein and on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.

CUSIP No. 868153107
Percentage: Approximately 4.05%
(b)    1. Sole power to vote or direct vote: 1,183,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,183,748
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.8	Press Release and letter to the Issuer's Board of Directors, dated May 9, 2023

CUSIP No. 868153107
SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2023

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP No. 868153107
SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

14,979	$0.95	5/4/2023
4,403	$0.95	5/5/2023
14,366	$0.95	5/8/2023

JEFFREY E. EBERWEIN

15,571	$0.98	3/14/2023
50,000	$0.84	3/24/2023

1 The prices reported in this column are weighted average prices. The Reporting Persons undertake to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.